Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following transcript is for a video interview made publicly available by cnbc.com:

David Fabar:	Jeff, let me start with you. Why not just buy Baker Hughes? Why pursue this structure where you end up with a 62.5% ownership and there is a publicly traded entity that has shareholders out there as well?

Jeff Immelt:	Look, David, by this point, you know, I have seen every different kind of transaction. I think this gives us an opportunity to create all the synergies of a combined GE and Baker Hughes, which we think are substantial. And at the same time gives upside for Baker Hughes shareholders, give upside for GE shareholders, and allows us to preserve some flexibility around capital allocations that we think is important. So, really, I think we think that this was a tremendously creative kind of transaction to do right now in the cycle. It gives the Baker Hughes investors 30-40% premium, including synergies, and gives I think a better combined business for both GE and Baker Hughes investors going forward. So, we like the structure.

David Fabar:	Alright, why now in the cycle? You just mentioned a good time in the cycle. Why is it a good time?

Jeff Immelt:	Look, I mean, they call these things a cycle for a reason, because they go up and down. I’ve had a chance to live through aviation, and healthcare, and power cycles. You know the way we look at this is that it allows us, let’s say the industry remains tough, this is still value accretive to both investors in a tough oil price environment. If the pricing gets better, it allows us to benefit from that as well, it’s a very diversified portfolio in terms of short cycle and longer cycle operations. I think it just gives us a chance to weather the cycle better and be able to create more value for our customers going forward. You know, David, customers change during cycles like this. In the case of oil and gas cycle, our oil and gas customers are going to want more productivity solutions and between the great Baker Hughes franchise and GE, we can provide

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that for them now.

David Fabar:	Mr. Craighead, similar question to you though, in terms of why this is, opposed to perhaps selling the company in its entirety. Obviously you’ve come off the failed deal to have sold to Halliburton. It took a very long time to reach its conclusion. But why is this structure beneficial for your shareholder base as opposed to just a simple sale?

Martin Craighead:	Well, you know, I want to echo Jeff’s comments but there is another element here, David, and that is that the timing risk of trying to predict where the market is going, is this the bottom of the cycle, do we have another leg that can go down further, you know, structuring it this way takes that timing risk completely off the table. This is so value enhancing. It’s a scope play versus just a scale play. It’s all about being able to take it from molecule to megawatt. And our customers, as Jeff appropriately said, are really changing. They got to drive efficiency out of their core asset, which is the reservoir. We bring that expertise, that’s our domain, whether it’s drilling completion or production optimization. So, you know, putting this portfolio together, leveraging the GE store brings in just an enormous amount of long term value. And as Jeff said, we are very happy for the Baker Hughes shareholder in terms of the premium of $17.50 a share. This is the right time, the right deal for Baker Hughes.

David Fabar:	Mr. Simonelli, of course the value created here will be dependent upon the integration being successful between these two companies and the added benefit they can deliver to customers as Mr. Immelt just said. I just want to read to you from a Jefferies Note this morning, talking about those revenue synergies and overall synergies that you’re putting at $1.6 billion run rate I think as of 2020; they say in their note they believe the coordination required to make forms of integration work is its own skill set and one that is difficult to develop and they go on to say that they see little evidence that GE or BHI is particularly focused in developing this skill set. I’d love to get your response.

Lorenzo Simonelli:	Sorry, I think I disagree with that comment. If you look at what we have achieved in our track record and also the Alstom integration, we’ve proven that we are able to go after the cost synergies. When you look at the scope of this transaction, we are increasing the opportunity to go after the cost base and, in fact, if you look at the projection, we’re only taking, in the $1.2 billion of cost synergies, 4.5% of the future cost build up and that comes in various buckets. When you look at material deflation, which we’ve proven we’ve been able to get this year at 6%; when you look at the colocation where, in many of the same areas of the world, we’re able to

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rationalize that footprint. When you look at SG&A and the opportunity to go after, again, some of the enabling areas where we’ve got duplication; and also, providing the product cost out, which we’ve achieved as we’ve gone through this down cycle, and being able to incorporate the digital thread, capabilities of 3D printing, into the manufacturing locations. So, I am very confident in the cost profile that we have for synergies and also on the revenue side. You’ve heard already, the aspect of the complementary nature of the products and services we’re gonna be able to provide. We are introducing a concept of fullstream, going across the value chain, and then also providing productivity to our customers by Predix, and the usage of Big Data. The confidence is there, I think we’ve got a proven track record and the teams, the cultural fit between the teams, is already there and we’ve taken a look at those cost synergies already.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or

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otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the SEC on November 2, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of

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these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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